Exhibit (a)(2)
4300 Wildwood Parkway
Atlanta, GA 30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contacts:
Doug Goforth, CFO & Treasurer	Investor Relations:
BlueLinx Holdings Inc.	Maryon Davis, Director Finance & IR
(770) 953-7505	(770) 221-2666
FOR IMMEDIATE RELEASE
BlueLinx Holdings Inc. Announces Filing of
Solicitation/Recommendation Statement on Schedule 14D-9
     ATLANTA, August 13, 2010 (GlobeNewswire via COMTEX) — BlueLinx Holdings Inc. (NYSE:BXC) today announced that it has filed its initial Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) in connection with the tender offer announced on August 2, 2010 by Cerberus ABP Investors LLC (“CAI”). As disclosed in CAI’s offer to purchase, as of August 2, 2010, CAI owned approximately 55.3% of the Company’s outstanding common stock. As previously announced, the BlueLinx Board of Directors has formed a Special Committee to evaluate the tender offer. The Special Committee has stated that it is unable to take a position with respect to the tender offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the tender offer and the prospects and projections of BlueLinx with the Special Committee’s legal and financial advisors.
     The Special Committee, which consists entirely of independent directors, has engaged Citadel Securities LLC as its financial advisor and has retained Jones Day to advise as to legal matters in connection with the tender offer.
     The Special Committee is continuing to review and evaluate the tender offer and expects that after it has completed its review and evaluation, it will inform BlueLinx stockholders as to its position, if any, with respect to the tender offer.
     The Special Committee requests that stockholders of BlueLinx take no action and not tender their shares of common stock of BlueLinx in the tender offer at the current time, and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the tender offer.
     The Special Committee encourages BlueLinx stockholders to review the Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety, which has been filed with the SEC and is being mailed to stockholders, because it contains important information. Stockholders can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments thereto or other documents filed by BlueLinx with respect to the tender offer, at www.sec.gov.
About BlueLinx Holdings Inc.
     Headquartered in Atlanta, Georgia, BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 2,000 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The company operates its distribution business from sales centers in Atlanta and Denver, and its network of more than 60 distribution centers. BlueLinx is traded on the New York Stock Exchange under the symbol BXC. Additional information about BlueLinx can be found on its website at www.BlueLinxCo.com.